                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)

                          Allied Waste Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     019589
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Michael A. Puglisi
                   Blackstone Management Associates III L.L.C.
                                 345 Park Avenue
                            New York, New York 10154
                                 (212) 935-2626

                                 with a copy to

                              Wilson S. Neely, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  March 7, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                               Page 1 of 17 Pages

                                  SCHEDULE 13D

CUSIP No.  019589100                                     Page  2  of  17  Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Blackstone Capital Partners II Merchant Banking Fund L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /X/
                                                                        (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

           OO

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT       / /
      TO ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      NUMBER OF               7    SOLE VOTING POWER

       SHARES                      0

     BENEFICIALLY             8    SHARED VOTING POWER

       OWNED BY                    26,376,765

        EACH                  9    SOLE DISPOSITIVE POWER

      REPORTING                    0

       PERSON                10    SHARED DISPOSITIVE POWER

        WITH                       26,376,765


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,376,765

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.4%

14    TYPE OF REPORTING PERSON

      PN

                                  SCHEDULE 13D

CUSIP No.  019589100                                     Page  3  of  17  Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Blackstone Offshore Capital Partners II L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /X/
                                                                        (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

           OO

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        / /
      TO ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

      NUMBER OF               7    SOLE VOTING POWER

       SHARES                      0

     BENEFICIALLY             8    SHARED VOTING POWER

       OWNED BY                    26,376,765

        EACH                  9    SOLE DISPOSITIVE POWER

      REPORTING                    0

       PERSON                10    SHARED DISPOSITIVE POWER

        WITH                       26,376,765


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,376,765

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.4%

14    TYPE OF REPORTING PERSON

      PN

                                  SCHEDULE 13D

CUSIP No.  019589100                                     Page  4  of  17  Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Blackstone Family Investment Partnership II L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /X/
                                                                        (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

           OO

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        / /
      TO ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      NUMBER OF               7    SOLE VOTING POWER

       SHARES                      0

     BENEFICIALLY             8    SHARED VOTING POWER

       OWNED BY                    26,376,765

        EACH                  9    SOLE DISPOSITIVE POWER

      REPORTING                    0

       PERSON                10    SHARED DISPOSITIVE POWER

        WITH                       26,376,765


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,376,765

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.4%

14    TYPE OF REPORTING PERSON

      PN

                                  SCHEDULE 13D

CUSIP No.  019589100                                     Page  5  of  17  Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Blackstone Management Associates II L.L.C.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /X/
                                                                        (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

           OO

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        / /
      TO ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      NUMBER OF               7    SOLE VOTING POWER

       SHARES                      0

     BENEFICIALLY             8    SHARED VOTING POWER

       OWNED BY                    26,376,765

        EACH                  9    SOLE DISPOSITIVE POWER

      REPORTING                    0

       PERSON                10    SHARED DISPOSITIVE POWER

        WITH                       26,376,765


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,376,765

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.4%

14    TYPE OF REPORTING PERSON

      oo

                                  SCHEDULE 13D

CUSIP No.  019589100                                     Page  6  of  17  Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Blackstone Capital Partners III Merchant Banking Fund L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /X/
                                                                        (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

           OO

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        / /
      TO ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      NUMBER OF               7    SOLE VOTING POWER

       SHARES                      0

     BENEFICIALLY             8    SHARED VOTING POWER

       OWNED BY                    0

        EACH                  9    SOLE DISPOSITIVE POWER

      REPORTING                    0

       PERSON                10    SHARED DISPOSITIVE POWER

        WITH                       0


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%

14    TYPE OF REPORTING PERSON

      PN

                                  SCHEDULE 13D

CUSIP No.  019589100                                     Page  7  of  17  Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Blackstone Management Associates III L.L.C.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /X/
                                                                        (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

           OO

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        / /
      TO ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      NUMBER OF               7    SOLE VOTING POWER

       SHARES                      0

     BENEFICIALLY             8    SHARED VOTING POWER

       OWNED BY                    0

        EACH                  9    SOLE DISPOSITIVE POWER

      REPORTING                    0

       PERSON                10    SHARED DISPOSITIVE POWER

        WITH                       0


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%

14    TYPE OF REPORTING PERSON

      OO

                                  SCHEDULE 13D

CUSIP No.  019589100                                     Page  8  of  17  Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Peter G. Peterson

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /X/
                                                                        (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

           OO

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        / /
      TO ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

      NUMBER OF               7    SOLE VOTING POWER

       SHARES                      0

     BENEFICIALLY             8    SHARED VOTING POWER

       OWNED BY                    26,376,765

        EACH                  9    SOLE DISPOSITIVE POWER

      REPORTING                    0

       PERSON                10    SHARED DISPOSITIVE POWER

        WITH                       26,376,765


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,376,765

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.4%

14    TYPE OF REPORTING PERSON

      IN

                                  SCHEDULE 13D

CUSIP No.  019589100                                     Page  9  of  17  Pagesy


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen A. Schwarzman

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /X/
                                                                        (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

           OO

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        / /
      TO ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

      NUMBER OF               7    SOLE VOTING POWER

       SHARES                      0

     BENEFICIALLY             8    SHARED VOTING POWER

       OWNED BY                    26,376,765

        EACH                  9    SOLE DISPOSITIVE POWER

      REPORTING                    0

       PERSON                10    SHARED DISPOSITIVE POWER

        WITH                       26,376,765


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,376,765

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.4%

14    TYPE OF REPORTING PERSON

      IN

                                                             Page 10 of 17 Pages


                        AMENDMENT PURSUANT TO RULE 13d-2

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

================================================================================

          The Statement on Schedule 13D of Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P., Blackstone Family Investment Partnership II L.P., Blackstone Management Associates II L.L.C., Peter G. Peterson and Stephen A. Schwarzman, dated April 15, 1997, relating to the Common Stock, par value $0.01 per share, of Allied Waste Industries, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth herein. Responses to each item below may be incorporated by reference into each other item, as applicable. Capitalized terms used herein but not defined shall have the meanings set forth in the original Statement.

Item 2.   Identity and Background.

         Item 2 is hereby amended by adding Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership ("BCP III"), and Blackstone Management Associates III L.L.C., a Delaware limited liability company ("BMA III"), to the list of Reporting Persons jointly filing the Statement as well as to the definition of "Blackstone Entities." Furthermore, each reference to BCP II and BMA II is hereby amended to include a parallel reference to BCP III and BMA III, respectively.

         Item 2 is further amended by deleting references to Anthony Grillo and Glenn H. Hutchins from the list of Members and adding Robert L. Friedman and Richard C. Lappin to the list of Members.

         Schedule I is hereby amended by adding the following text after the seventh paragraph thereof:

         Apollo Management IV, L.P., a Delaware limited partnership ("Apollo Management"), serves as manager of Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. (together, "Apollo IV"), private securities investment funds, and manages their day-to-day operations. Apollo Management is an affiliate of the Apollo Entities.

         AIF IV Management, Inc., a Delaware corporation ("AIF IV Management"), is principally engaged in the business of serving as general partner of Apollo Management. Messrs. Leon D. Black and John J. Hannan serve as directors and executive officers of AIF IV Management.

         The business address of Apollo Management and AIF IV Management is 1301 Avenue of the Americas, New York, NY 10019. The business address of Apollo IV is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                                                            Page 11 of 17 Pages


Item 3.  Source and Amount of Funds of Other Consideration.

         Item 3 is hereby amended by adding the following text at the end thereof:

         The sources of funds for any future purchases by Blackstone (defined below) of shares of the Issuer's preferred stock (as described below in Item 6) will be capital contributions by the general and limited partners of Blackstone.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by adding the following text at the end thereof:

         The response to Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended by adding the following text at the end thereof:

         On March 7, 1999, BCP III, on behalf of one or more affiliated investment funds under common management and/or its designees ("Blackstone"), entered into an equity commitment letter agreement (the "Equity Commitment Letter Agreement") with Apollo Management (together with its designees, "Apollo"), certain affiliates of Greenwich Street Investments II, L.L.C. (together with its designees, "Greenwich Capital") and DLJ Merchant Banking Partners II, L.P. and certain of its affiliates ("DLJ," and together with Blackstone, Apollo and Greenwich Capital, the "Investors") pursuant to which the Investors severally agreed, subject to certain conditions, to purchase from the Issuer in a private placement an aggregate of 1,000,000 shares of a new series of preferred stock (the "Preferred Stock"), which will initially be unregistered, for an aggregate purchase price of $1 billion (collectively, the "Equity Commitment"), including an equity commitment by Blackstone to purchase 350,000 shares of Preferred Stock for $350,000,000. The Equity Commitment was made in connection with the Agreement and Plan of Merger, dated March 7, 1999 (the "Merger Agreement"), between the Issuer and Browning-Ferris Industries, Inc. ("Browning-Ferris"), pursuant to which the Issuer proposed to acquire all of the outstanding capital stock of Browning-Ferris (the "Acquisition"), and for the purpose of providing the equity capital in support of the Acquisition. In addition, the Acquisition is proposed to be funded with between $8 billion and $9 billion principal amount of new indebtedness. Pursuant to the Equity Commitment Letter Agreement, the commitment of the Investors will terminate upon the occurrence of a number of events, including upon the termination of the Merger Agreement, upon the Issuer's notification to the Investors that the Issuer has elected not to consummate the Acquisition, or if the Acquisition has not been consummated by December 31, 1999.

         It is expected that a final allocation of the equity commitment by BCP III will be made among Blackstone prior to the closing of the Acquisition. The number of shares reported on the cover pages to this Schedule 13D excludes any shares of Preferred Stock, which have not yet been created or issued.

         The following is a summary of certain expected terms of the Preferred
Stock:

         Liquidation Preference. The Preferred Stock will have an initial liquidation preference of $1,000 per share, plus the value of accrued and unpaid dividends (the "Liquidation Preference"). Upon any

                                                            Page 12 of 17 Pages


liquidation, dissolution or other winding up of the affairs of the Issuer, and before any distribution is made to any holder of any equity security of the Issuer, the holders of the Preferred Stock will receive for each share of such Preferred Stock the greater of (i) the Liquidation Preference and (ii) the aggregate amount that would be payable to the holder if such share of Preferred Stock had been converted into Common Stock immediately prior to the liquidation, dissolution or winding up, as the case may be.

         Dividends. Holders of Preferred Stock are entitled to receive quarterly dividends at an annual rate as follows, but in no event less than the aggregate quarterly dividend last declared with respect to the aggregate shares of Common Stock into which the Preferred Stock is convertible: (i) with respect to quarterly dividends accruing prior to the date on which stockholder approval for the conversion of the Preferred Stock to Common Stock ("Stockholder Approval") has been obtained, (A) 6.5% of the Liquidation Preference per annum during the first six months after the date of issuance of the Preferred Stock (the "Issue Date"), and (B) thereafter, 6.5% of the Liquidation Preference per annum plus an additional 1% of the Liquidation Preference per annum for each six month period after the Issue Date until Stockholder Approval is obtained (but not to exceed 12% of the Liquidation Preference per annum), and (ii) with respect to quarterly dividends accruing on or after Stockholder Approval has been obtained, 6.5% of the Liquidation Preference per annum; provided, that after the tenth anniversary of the Issue Date, dividends shall accrue at the rate of 12% of the Liquidation Preference per annum.

         All dividends on the Preferred Stock that are not paid in cash as of the applicable dividend payment date will be (i) added to the Liquidation Preference as of such date and will thereafter no longer be payable in cash, and
(ii) with respect to dividends accruing on or after the fifth anniversary of the Issue Date that are not paid in cash on the applicable dividend payment date, will accrue at the rate of 12% of the then-applicable Liquidation Preference per annum

         Conversion Rights. From and after receipt of Stockholder Approval, each share of Preferred Stock will be convertible at the option of the holder into the number of fully paid and nonassessable shares of Common Stock equal to the then-applicable Liquidation Preference divided by a conversion rate of $18.00. For so long as Stockholder Approval has not been obtained, each share of Preferred Stock will be convertible at the option of the holder into the number of shares of a new series of junior preferred stock (the "Junior Preferred Stock") determined pursuant to the preceding sentence. The Junior Preferred Stock will be non redeemable, convertible into Common Stock on a share for share basis (subject to certain restrictions), and will have at least all rights of the Common Stock, including the right to participate no less than pari passu with the Common Stock as to dividends and any other distributions declared on the Common Stock, the right to preferred payments upon liquidation and the right to vote with the Common Stock on a share for share basis. The conversion privileges set forth above will include customary anti-dilution protection.

         Optional Redemption. The Issuer will not have the right to redeem the Preferred Stock prior to the later of (a) the third anniversary of the Issue Date and (b) receipt of Stockholder Approval. Thereafter, the Issuer will have the right to redeem the Preferred Stock, in whole but not in part, at the then-applicable Liquidation Preference; provided, that if such redemption is prior to the fifth anniversary of the Issue Date, the Issuer shall have such right only if the average closing price of the Common Stock for the preceding thirty consecutive trading days exceeds 150% of the conversion price then in effect. Any such redemption shall be effected no earlier than thirty days after the Investors receive notice of redemption.

         Ranking. The Preferred Stock will rank senior to all existing and future classes of common or preferred stock of the Issuer.

                                                            Page 13 of 17 Pages


         Voting Rights. Holders of Preferred Stock and Junior Preferred Stock have the right to vote, together with the Common Stock, as a single class, on all matters on which holders of the Common Stock are entitled to vote, based upon the number of shares of Common Stock then issuable upon the conversion of such Preferred Stock or in lieu of whose issuance the Junior Preferred Stock was issued. The Preferred Stock and the Junior Preferred Stock will each be entitled to vote as a separate class with respect to amendments to the Issuer's certificate of incorporation, by merger or otherwise, that adversely affect the rights of each such class of stock. In addition, for so long as any shares of Preferred Stock or Junior Preferred Stock remain outstanding, the holders of Preferred Stock and Junior Preferred Stock, voting separately as a class, will have the right to elect the number of directors of the Issuer that Blackstone and Apollo or their affiliates would be entitled to elect as described below.

         Stockholder Approval. The Issuer has agreed to used its best efforts to obtain Stockholder Approval and has entered into certain specific undertakings in that regard.

         Change of Control. Upon a change of control, the Issuer will offer to purchase any and all shares of Preferred Stock at 101% of the then-applicable Liquidation Preference.

         Preferred Stock Purchase Agreement. The shares of Preferred Stock will be issued pursuant to a stock purchase agreement reasonably satisfactory to the Investors. Such stock purchase agreement will contain a customary agreement by the Investors to vote any shares of Common Stock, Preferred Stock and Junior Preferred Stock beneficially owned by them or their affiliates in favor of Stockholder Approval.

         Investment Agreement. The Investors will also enter into an Amended and Restated Investment Agreement, which will, among other things, add the new Investors as parties thereto, allocate certain rights and obligations among the Investors, provide that each party will vote in accordance with the terms thereof, and provide certain restrictions on the transfer of shares by the new Investors in a manner unavailable to affiliates under Federal securities laws.

         The Issuer, the Reporting Persons and certain affiliates of Apollo (such affiliates of Apollo, together with the Reporting Persons, the "Shareholders") have entered into a second letter agreement on March 7, 1999 (the "Amendments Letter Agreement") providing for certain amendments to (i) the Amended Shareholders Agreement and (ii) the Registration Rights Agreement.

         In accordance with the Amendments Letter Agreement, upon the issuance of the Preferred Stock to the Investors, the Amended Shareholders Agreement will be amended, among other things, (i) to expand the terms of the Amended Shareholders Agreement, generally, to cover the Preferred Stock, any securities into which the Preferred Stock is convertible and the Common Stock, (ii) to extend the standstill periods relating to (a) certain acquisitions and other actions, and (b) certain dispositions to a period of ten years and one year from the Issue Date, respectively (subject to earlier termination in certain circumstances), (iii) to extend the period during which Shareholders have the right to designate directors of the Issuer to ten years from the Issue Date, and
(iv) to increase from four to five the maximum number of directors of the Issuer that the Shareholders are entitled to designate, subject to a reduction in the number of such designees if the Shareholders decrease their ownership of shares by specified percentages.

         In further accordance with the Amendments Letter Agreement, upon the issuance of the Preferred Stock to the Investors, the Registration Rights Agreement will be amended to provide, among other things, (i) that the definition of Registrable Securities will include Preferred Stock and any securities into which it is convertible, (ii) for six additional demand registrations (in addition to the three demand registrations currently

                                                            Page 14 of 17 Pages


provided) covering the Preferred Stock, any securities into which it is convertible and the Common Stock, (iii) for a minimum number of shares and minimum gross proceeds relating to shares for which Blackstone and Apollo may demand registration, and (iv) for certain piggyback rights for the non-Apollo/Blackstone-affiliated Shareholders.

         The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Equity Commitment Letter Agreement and the Amendments Letter Agreement, a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

         The Reporting Persons retain the right to change their investment intent, to propose one or more possible transaction to the Issuer's board, to acquire additional shares of preferred stock or Common Stock from time to time or to sell or otherwise dispose of all or part of the Preferred Stock, Junior Preferred Stock or Common Stock beneficially owned or acquired by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will further amend this Schedule 13D to reflect such change.

         The statements in this Schedule 13D shall not be construed as an admission that the Reporting Persons and any other persons or entities constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder. Further, the Reporting Persons disclaim any pecuniary interest in any securities of the Issuer held by any other person or entity.

                                                            Page 15 of 17 Pages

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           BLACKSTONE CAPITAL PARTNERS II
                           MERCHANT BANKING FUND L.P.

                           By:  BLACKSTONE MANAGEMENT
                                ASSOCIATES II L.L.C., its general partner

                           By:  /s/  Howard Lipson
                                -----------------------------------------------
                                Member

                           BLACKSTONE OFFSHORE CAPITAL PARTNERS II L.P.

                           By:  BLACKSTONE MANAGEMENT
                                ASSOCIATES II L.L.C., its general partner

                           By:  /s/  Howard Lipson
                                -----------------------------------------------
                                Member

                           BLACKSTONE FAMILY INVESTMENT PARTNERSHIP II L.P.

                           By:  BLACKSTONE MANAGEMENT
                                ASSOCIATES II L.L.C., its general partner

                           By:  /s/  Howard Lipson
                                -----------------------------------------------
                                Member

                           BLACKSTONE MANAGEMENT ASSOCIATES II L.L.C.

                           By:  /s/  Howard Lipson
                                -----------------------------------------------
                                Member

                                                            Page 16 of 17 Pages


                           BLACKSTONE CAPITAL PARTNERS III MERCHANT
                           BANKING FUND L.P.

                           By:  BLACKSTONE MANAGEMENT
                                ASSOCIATES III L.L.C., its general partner

                           By:  /s/  Howard Lipson
                                -----------------------------------------------
                                Member

                           BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.

                           By:  /s/  Howard Lipson
                                -----------------------------------------------
                                Member

                           /s/  Howard Lipson
                           ----------------------------------------------------
                           Peter G. Peterson
                           By:  Howard A. Lipson           Attorney-in-fact

                           /s/  Howard Lipson
                           ----------------------------------------------------
                           Stephen A. Schwarzman
                           By:  Howard A. Lipson           Attorney-in-fact



                           Dated:  March 10, 1999

                                                            Page 17 of 17 Pages


                                 EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following text at the end thereof, the documents to which such text refers being attached hereto:

Exhibit 99.11 Equity Commitment Letter Agreement, dated as of March 7, 1999, by and among Blackstone, Apollo, Greenwich Capital and DLJ, on the one hand, and the Issuer, on the other, relating to the purchase of 1,000,000 shares of the Issuer's Preferred Stock

Exhibit 99.12 Amendments Letter Agreement, dated as of March 7, 1999, between Blackstone, Apollo and the Issuer, relating to certain amendments to the Amended Shareholders Agreement and the Registration Rights Agreement

Exhibit 99.13 Joint Filing Agreement, dated as of March 10, 1999, by and among BCP II, BOCP II, BFIP II, BMA II, BCP III and BMA III relating to the filing of a joint amendment to Schedule 13D

Exhibit 99.14     Power of Attorney of Peter G. Peterson, dated as of March 10,
                  1999

Exhibit 99.15 Power of Attorney of Stephen A. Schwarzman, dated as of March 10, 1999